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                                                                  Exhibit (a)(4)
                                                                  --------------
August 23, 2002

[Name]
[Address]

          RE: NOTICE OF ACCEPTANCE AND CANCELLATION OF ELIGIBLE OPTIONS


Dear [NAME]:

This letter advises you that, subject to the terms and conditions set forth in the Stock Option Exchange Program Tender Offer Statement, Penton Media, Inc. has accepted and cancelled, effective August 23, 2002, options tendered by you to purchase _______ shares of Penton's common stock. Thus, you have no further right or entitlement to purchase any shares of common stock pursuant to the terms of these cancelled options.

We will grant new options to purchase _____ shares of Penton's common stock to you on February 24, 2002, the grant date of the new options. The new options will have an exercise price equal to the fair market value of Penton's common stock on the grant date.

As explained in the Offer to Exchange, you must remain an employee until the date the new options are granted to receive the new options. If you do not remain an employee through this date, you will not receive any new options or any other consideration for your cancelled options.

Sincerely,



/s/ Preston L. Vice
Preston L. Vice
Sr. Vice President/Secretary

PLV/gb